SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated February 1, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	1151N	February 1, 2008
2.	Regulatory News Service Notice	9880M	February 1, 2008
3.	Regulatory News Service Notice	8682M	January 31, 2008
4.	Regulatory News Service Notice	6456M	January 31, 2008
5.	Regulatory News Service Notice	6453M	January 28, 2008
6.	Regulatory News Service Notice	6444M	January 28, 2008

08000737

SUPPL

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

02/01/08 08:40 AM

To "eleanor.besserman@elen <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:1151N
Elementis PLC
01 February 2008

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AEGON UK Group of Companies

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

14 January 2008

6. Date on which issuer notified:

15 January 2008 (received 1 February 2008)

7. Threshold(s) that is/are crossed or reached:

3-2%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the triggering transaction

Number of shares 13,425,000

Number of Voting Rights 13,425,000

Resulting situation after the triggering transaction

Number of shares 12,425,000

Number of voting rights Direct 12,425,000

Number of voting rights Indirect 0

% of voting rights Direct 2.78%
% of voting rights Indirect 0%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 12,425,000

% of voting rights 2.78%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

AEGON UK Group of Companies - parent undertaking of:
AEGON Asset Management UK plc
AEGON Investment Management UK Ltd.
AEGON ICVC

Proxy Voting:

10. Name of the proxy holder: AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold: 1,000,000

12. Date on which proxy holder will cease to hold voting rights:15 January 2008

13. Additional information:

14. Contact name: Miranda Beacham

15. Contact telephone number: 0131 549 3460

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

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SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

02/01/08 07:00 AM

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Subject News Alert: Elementis PLC - Blocklisting Interim Review

This Email Alert service is brought to you by Elementis

RNS Number:9880M
Elementis PLC
01 February 2008

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 February 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme (1998 Approved Scheme)

3. Period of return:

From 1 August 2007 to 31 January 2008

4. Balance under scheme from previous return

6,218,567

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

6,218,567

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p each listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

446,429,414

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 February 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme (1998 Unapproved Scheme)

3. Period of return:

From 1 August 2007 to 31 January 2008

4. Balance under scheme from previous return

2,123,937

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

2,123,937

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p each listed on 24 February 1998
2,087,087 ordinary shares of 5p each listed on 18 October 2006
2,005,498 ordinary shares of 5p each listed on 27 June 2007
500,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

446,429,414

Contact for queries/person making the return
Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 February 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme (1998 SAYE Scheme)

3. Period of return:

From 1 August 2007 to 31 January 2008

4. Balance under scheme from previous return

283,750

5. Number of shares issued / allotted under scheme during period:

68,571

6. Balance under scheme not yet issued / allotted at end of period

215,179

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p each listed on 24 February 1998
481,413 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

446,429,414

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

Elementis plc

BLOCK LISTING INTERIM REVIEW

To: FSA

Date: 1 February 2008

1. Name of company

Elementis plc

2. Name of scheme

Elementis 2003 Executive Share Option Scheme (2003 ESO Scheme)

3. Period of return:

From 1 August 2007 to 31 January 2008

4. Balance under scheme from previous return

1,103,047

5. Number of shares issued / allotted under scheme during period:

128,414

6. Balance under scheme not yet issued / allotted at end of period

974,633

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,500,000 ordinary shares of 5p each listed on 21 November 2005
2,000,000 ordinary shares of 5p each listed on 26 September 2006
900,000 ordinary shares of 5p each listed on 4 July 2007

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

446,429,414

Contact for queries/person making the return

Wai Wong
Company Secretary
10 Albemarle Street,
London W1S 4BL
020 7408 9300

This information is provided by RNS
The company news service from the London Stock Exchange

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01/31/08 02:01 AM

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Subject News Alert: Elementis PLC - Directorate Change

This Email Alert service is brought to you by Elementis

RNS Number:8682M
Elementis PLC
31 January 2008

Elementis plc - Directorate change

Elementis (the "Company") today announces the resignation of Matthew Peacock as
a non-executive director. He leaves the Board with the best wishes of his fellow directors.

Matthew Peacock joined the Board on 6 June 2005 as a principal of Hanover Investors ("Hanover") when it held 15.2 per cent of the shares in the Company. Hanover ceased to have a shareholding from June last year and following the successful restructuring of the business, it was Matthew's intention to step down shortly thereafter. He is therefore departing as planned to pursue his many other business interests.

Bob Beeston, Chairman of Elementis, said: "Matthew's experience and input over the past few years has been invaluable and he will be sorely missed. I thank him for his significant contribution to the success of the business and wish him well in the future".

Enquiries:
Elementis plc
Wai Wong, Company Secretary   Tel: +44 (0)20 7408 9303

Financial Dynamics
Andrew Dowler/Greg Quine   Tel: +44 (0)20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

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SEC File No. 82-34751

"emailalert@hemscott.co.uk"
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01/31/08 09:00 AM

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Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:6456M
Elementis PLC
31 January 2008

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 446,429,414 ordinary shares of 5p each at 31 January 2008. The Company holds no such ordinary shares as treasury shares.

The above figure (446,429,414) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

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SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

01/28/08 05:05 AM

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:6453M
Elementis PLC
28 January 2008

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Schroders plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

24 January 2008

6. Date on which issuer notified:

25 January 2008

7. Threshold(s) that is/are crossed or reached:

9%-10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the triggering transaction

Number of shares 44,271,027

Number of Voting Rights 44,271,027

Resulting situation after the triggering transaction

Number of shares		N/A
Number of voting rights	Direct	N/A
Number of voting rights	Indirect	45,271,027
% of voting rights	Direct	N/A
% of voting rights	Indirect	10.14%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	45,271,027
% of voting rights	10.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited	44,521,027	9.97%
Schroder Investment Management North America Limited	750,000	0.17%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name: Taryn O'Donoghue

15. Contact telephone number: 020 7658 2959

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure

and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:6444M
Elementis PLC
28 January 2008

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (Pep) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

24 January 2008

6. Date on which issuer notified:

25 January 2008

7. Threshold(s) that is/are crossed or reached:

Fallen below 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548 ORD GBP0.05

Situation previous to the triggering transaction

Number of shares	27,011,725
Number of Voting Rights	27,011,725

Resulting situation after the triggering transaction

Number of shares		24,631,725
Number of voting rights	Direct	0
Number of voting rights	Indirect	24,631,725
% of voting rights	Direct	0%
% of voting rights	Indirect	5.517%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	24,631,725
% of voting rights	5.517%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

30,000 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

328,522 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

17,855 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

2,023 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

176,369 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

24,076,956 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Central Disclosure Unit

15. Contact telephone number: 01444 418127

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

This information is provided by RNS
The company news service from the London Stock Exchange

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